Exhibit 99.12

2, place Jean Millier

Arche Nord Coupole/Regnault

92 400 Courbevoie France

Martin DEFFONTAINES

Mike SANGSTER

Nicolas FUMEX

Patrick GUENKEL

Magali PAILHE

Tel. : + 44 (0)207 719 7962

Fax : + 44 (0)207 719 7959

Robert HAMMOND (U.S.)

Tel. : +1 713-483-5070

Fax : +1 713-483-5629

TOTAL S.A.

Capital : 5 963 168 812,50 €

542 051 180 R.C.S. Nanterre

www.total.com

Minutes of Board of Directors Meeting of February 11, 2015

Paris, February 12, 2015 – The Board of Directors of Total met on February 11, 2015 under the chairmanship of Mr. Thierry Desmarest, Chairman of the Board of Directors. It reviewed the consolidated financial statements for the fourth quarter of 2014 and approved the full-year consolidated and parent company financial statements. The Board recommended the payment of a 2014 dividend of 2.44 euros per share, which will be submitted to shareholders for approval at the Annual Shareholders’ Meeting to be held in Paris on May 29, 2015. This amount represents a 2.5% increase on the 2013 dividend of 2.38 euros per share. The final 2014 dividend would be 0.61 euros per share, unchanged compared to the three interim dividends of 2014.

In accordance with the Company’s bylaws, the Board will also propose at the Annual Shareholders’ Meeting the alternatives for shareholders to receive the fourth quarter 2014 dividend in cash or in new shares of the company discounted by 10%.

The Board also decided, upon the recommendation of the Governance & Ethics Committee, to ask shareholders at the Annual Shareholders’ Meeting to re-elect Ms. Anne-Marie Idrac and Mr. Patrick Artus to new three-year terms as directors. It also noted that Ms. Anne Lauvergeon, Mr. Bertrand Collomb and Mr. Michel Pébereau, whose terms expire at the upcoming Annual Shareholders’ Meeting, would not be standing for re-election. Lastly, the Board decided to propose to shareholders at the Annual Shareholders’ Meeting, the nomination of Mr. Patrick Pouyanné, Chief Executive Officer, as a director for a three-year term.

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About Total

Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. Its 100,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining, chemicals, marketing and new energies. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com